Exhibit 99.1

Olink reports first quarter 2022 financial results

UPPSALA, Sweden, May 12, 2022 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the first quarter of 2022.

Highlights

•	First quarter 2022 revenue totaled $22.7 million, representing year over year growth of 66% on a reported basis and 72% on a constant currency adjusted like-for-like basis
•	First quarter cumulative Explore customer installations reached 27, with 9 additional Signature Q100 placements
•	Explore revenue of $15.7 million accounted for 69% of total first quarter revenue, with Explore Kit revenue totaling $2.1 million, or 13% of total Explore revenue
•	First quarter kits revenue and analysis services revenue represented 18% and 73% of total revenue, respectively
•	First quarter 2022 adjusted EBITDA was ($9.1) million, with a net loss of ($12.2) million; compared to First quarter 2021 adjusted EBITDA of ($3.7) million and net loss of ($14.3) million
•	Maintained full year 2022 guidance, with revenue expected to be in the range of $138 million to $145 million, representing growth of 45% - 53%

“Olink continued its strong performance in the first quarter of 2022, building on the considerable progress achieved last year,” said Jon Heimer, CEO of Olink. “We are well-positioned to achieve our goals, and to drive continued robust growth this year, next year, and beyond."

First quarter financial results

“Olink’s strategy of controlled investment and solid execution was readily apparent during the first quarter,” said Oskar Hjelm, CFO of Olink. "We believe our combination of disciplined financial management, strong growth prospects, and best-in-class product platform, will drive long term value.”

Total revenue for the first quarter of 2022 was $22.7 million, as compared to $13.6 million for the first quarter of 2021, growing 66% year over year.

First quarter 2022 kits revenue of $4.0 million represented 18% of our total revenue, compared to 21% for the first quarter of 2021; and grew 41% year over year primarily as a result of continued Explore growth, but also increased Target revenue.

Analysis services revenue for the first quarter of 2022 was $16.6 million, as compared to $9.6 million for the first quarter of 2021, representing 74% growth.

Other revenue was $2.1 million for the first quarter of 2022, as compared to $1.2 million for the first quarter of 2021. Other revenue growth was driven primarily by Signature Q100 placements.

By geography, revenue during the first quarter of 2022 was $9.7 million in Americas, $10.1 million in EMEA (including Sweden), and $2.8 million in China and RoW (including Japan).

1     Olink press release½First quarter 2022 report

Adjusted EBITDA was ($9.1) million for the first quarter of 2022, as compared to ($3.7) million for the first quarter of 2021.

Adjusted gross profit was $14.2 million in the first quarter of 2022, as compared to $9.2 million in the first quarter of 2021; and gross profit was $13.3 million in the first quarter of 2022, as compared to $8.6 million in the first quarter of 2021.

By segment, adjusted gross profit margin for kits was 89% for the first quarter of 2022, as compared to 82% for the first quarter of 2021; and gross profit margin for kits was 85% for the first quarter of 2022, as compared to 79% for the first quarter of 2021.

First quarter 2022 adjusted gross profit margin for analysis services was 58% as compared to 64% in the first quarter of 2021; and gross profit margin for analysis services was 54% as compared to 59% in the first quarter of 2021. The decline in analysis services margin was driven primarily by the continued expansion of Olink’s lab capacity and associated increased personnel costs.

First quarter 2022 gross profit margin and adjusted gross profit margin for Other was 47%, as compared to 62% for the first quarter of 2021.

Total operating expenses for the first quarter of 2022 were $29.5 million, as compared to $22.4 million for the first quarter of 2021. The increase was largely due to continued and accelerated investment in Olink's commercial organization and research and development and driven by additional costs as a public company as well.

Net loss for the first quarter of 2022 was ($12.2) million, as compared to a net loss of ($14.3) million for the first quarter of 2021. Net loss per share for the first quarter of 2022 was ($0.10) based on a weighted average number of outstanding shares of 119,010,097 as compared to a net loss per share of ($0.48) in the first quarter of 2021 based on a weighted average number of outstanding shares of 38,926,170.

2022 guidance

Olink maintains its full year 2022 revenue guidance range of $138 million to $145 million and continues to expect revenue will be weighted toward the second half of the year and fourth quarter specifically.

Webcast and conference call details

Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call may do so by dialing (833) 562-0120 for domestic callers or (661) 567-1096 for international callers, followed by Conference ID: 5650306. A live webcast of the conference call will be available on the “Investors” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

Statement regarding use of non IFRS financial measures

We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin and adjusted gross profit margin by segment may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

2     Olink press release½First quarter 2022 report

Use of forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including statements regarding our 2022 revenue outlook, our Explore externalizations, our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F (Commission file number 001-40277) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

Investor Contact

Jan Medina, CFA, VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media Contact

Andrea Prander, Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com

3     Olink press release½First quarter 2022 report

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended March 31,
Amounts in thousands of US Dollars	Note	2022	2021
Revenue	4	$22,677	$13,628
Cost of goods sold		(9,360)	(4,996)
Gross profit		13,317	8,632
Selling expenses		(9,465)	(5,704)
Administrative expenses		(14,399)	(12,411)
Research and development expenses		(5,985)	(4,219)
Other operating income/(loss)		328	(105)
Operating loss		$(16,204)	$(13,807)
Interest, net		(130)	(1,876)
Foreign exchange, net		1,765	306
Other financial expenses		-	(1,641)
Loss before tax		(14,569)	(17,018)
Income tax benefit	5	2,399	2,723
Net loss for the period (Attributable to shareholders of the Parent)		$(12,170)	$(14,295)
Basic and diluted loss per share	9	$(0.10)	$(0.48)

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(11,292)	(20,553)
Other comprehensive loss for the period, net of tax		(11,292)	(20,553)
Total comprehensive loss for the period, net of tax		(23,462)	(34,848)
Total comprehensive loss for the period (Attributable to shareholder of the Parent)		$(23,462)	$(34,848)

4     Olink press release½First quarter 2022 report

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of US Dollars	Note	As of March 31, 2022	As of December 31, 2021
ASSETS
Non-current assets
Intangible assets		298,134	308,124
Property, plant and equipment		13,418	12,696
Right-of-use asset		7,792	8,778
Deferred tax assets	5	11,783	9,091
Other long-term receivables		421	422
Total non-current assets		$331,548	$339,111
Current assets
Inventories		32,048	28,940
Trade receivables		23,652	42,061
Other receivables		5,034	4,094
Prepaid expenses and accrued income		3,816	7,476
Cash at bank and in hand		120,211	118,096
Total current assets		$184,761	$200,667
TOTAL ASSETS		$516,309	$539,778
EQUITY
Share capital	6	30,988	30,964
Other contributed capital	6	508,324	506,008
Reserves		(9,591)	1,701
Accumulated losses		(75,167)	(62,997)
Total equity attributable to shareholders of the Parent		$454,554	$475,676
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7	5,182	5,427
Deferred tax liabilities	5	26,897	27,092
Total non-current liabilities		$32,079	$32,519
Current liabilities
Interest-bearing loans and borrowings	7	2,105	2,952
Accounts payable		10,711	8,668
Current tax liabilities		25	314
Other current liabilities	10	16,835	19,649
Total current liabilities		$29,676	$31,583
Total liabilities		$61,755	$64,102
TOTAL EQUITY AND LIABILITIES		$516,309	$539,778

5     Olink press release½First quarter 2022 report

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Three months ended March 31,
Amounts in thousands of US Dollars	Note	2022	2021
Operating activities
Loss before tax		$(14,569)	$(17,018)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		4,436	3,663
Net finance expense/income		(1,635)	3,211
Loss on sale of assets		464	-
Share based payment expense	6	2,179	-
Other		(56)	-
Changes in working capital:
(Increase)/Decrease in inventories		(3,702)	(1,402)
(Increase)/Decrease in accounts receivable		17,662	14,068
(Increase)/Decrease in other current receivables		3,182	(2,185)
(Decrease)/Increase in trade payables		2,098	3,723
(Decrease)/Increase in other current liabilities		(2,408)	(730)
Interest received		1	-
Interest paid		(131)	(1,976)
Tax received/(paid)		(985)	33
Cash flow used in operating activities		$6,536	$1,387
Investing activities
Purchase of intangible assets		(327)	-
Purchase of property, plant and equipment		(2,090)	(948)
Cash flow used in investing activities		$(2,417)	$(948)
Financing activities
Proceeds from issue of share capital	6	24	264,706
Share issue costs	6	-	(19,288)
Proceeds from interest-bearing loans and borrowings		-	2,400
Repayment of interest-bearing loans and borrowings		-	(65,627)
Payment of principal portion of lease liability		(748)	(534)
Cash flow from financing activities		$(724)	$181,657
Net cash flow during the period		3,395	182,096
Cash at bank and in hand at the beginning of the period		118,096	8,655
Net foreign exchange difference		(1,280)	667
Cash at bank and in hand at the end of the period		$120,211	$191,418

6     Olink press release½First quarter 2022 report

Key financial information by segment (unaudited):

	Three months ended March 31,
Amounts in thousands of US Dollars unless otherwise stated	2022	2021
Kit
Revenue	3,994	2,841
Cost of goods sold	(603)	(585)
Gross profit	$3,391	$2,256
Gross profit margin	84.9%	79.4%

Service
Revenue	16,607	9,558
Cost of goods sold	(7,663)	(3,942)
Gross profit	$8,944	$5,616
Gross profit margin	53.9%	58.8%

Total segments
Revenue	20,601	12,399
Cost of goods sold	(8,266)	(4,527)
Gross profit	$12,335	$7,872
Gross profit margin	59.9%	63.5%

Corporate / Unallocated
Revenue	2,076	1,229
Cost of goods sold	(1,095)	(469)
Gross profit	$981	$760
Gross profit margin	47.3%	61.8%

Consolidated
Revenue	22,677	13,628
Cost of goods sold	(9,360)	(4,996)
Gross profit	$13,317	$8,632
Gross profit margin	58.7%	63.3%

7     Olink press release½First quarter 2022 report

Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended March 31,
Amounts in thousands of US Dollars unless otherwise stated	2022	2021
Kit
Revenue	3,994	2,841
Cost of goods sold	(603)	(585)
Gross profit	$3,391	$2,256
Gross profit margin	84.9%	79.4%
Less:
Depreciation charges	132	86
Share based compensation expenses	36	-
Adjusted Gross Profit	$3,559	$2,342
Adjusted Gross Profit %	89.1%	82.4%

Service
Revenue	16,607	9,558
Cost of goods sold	(7,663)	(3,942)
Gross profit	$8,944	$5,616
Gross profit margin	53.9%	58.8%
Less:
Depreciation charges	693	493
Share based compensation expenses	30	-
Adjusted Gross Profit	$9,667	$6,109
Adjusted Gross Profit %	58.2%	63.9%

Corporate / Unallocated
Revenue	2,076	1,229
Cost of goods sold	(1,095)	(469)
Gross profit	$981	$760
Gross profit margin	47.3%	61.8%
Less:
Depreciation charges	-	-
Share based compensation expenses	-	-
Adjusted Gross Profit	$981	$760
Adjusted Gross Profit %	47.3%	61.8%

8     Olink press release½First quarter 2022 report

Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited):

	Three months ended March 31,
Amounts in thousands of US Dollars	2022	2021
Operating profit/(loss)	(16,204)	(13,807)
Add:
Amortization	2,974	2,720
Depreciation	1,462	943
EBITDA	(11,768)	(10,144)
Management adjustments	444	6,422
Share based compensation	2,198	-
Adjusted EBITDA	$(9,126)	$(3,722)

Reconciliation of adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited):

	Three months ended March 31,
Amounts in thousands of US Dollars unless otherwise stated	2022	2021
Revenue	22,677	13,628
Cost of goods sold	(9,360)	(4,996)
Gross Profit	$13,317	$8,632
Gross Profit %	58.7%	63.3%
Less:
Depreciation charges	824	579
Share based compensation expenses	66	-
Adjusted Gross Profit	$14,207	$9,211
Adjusted Gross Profit %	62.6%	67.6%

9     Olink press release½First quarter 2022 report